                   December 3, 2010

VIA EDGAR

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           First Midwest Bancorp, Inc. Comment Letter regarding
Form 10-K for fiscal year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010
Form 10-Q for the quarter ended September 30, 2010
Your File Number:  000-10967

Dear Mr. Pande:

We are in receipt of your letter dated November 24, 2010 referenced above and are preparing a response to your comments. In order to afford us the best opportunity to incorporate your comments and to make appropriate changes to our future filings, we expect to send our response to you no later than December 23, 2010.

Should you have any questions or need further information you may contact me directly via telephone at (630) 875-7347 or via e-mail at Paul.Clemens@FirstMidwest.com.

                    Best regards,

                   By:  /s/ PAUL F. CLEMENS

                   Paul F. Clemens
                   Executive Vice President and
                   Chief Financial Officer